SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Penn Virginia Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

707882106
(CUSIP Number)

Marc Weingarten, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 25, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 707882106	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Soros Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,253,509 shares of Common Stock (including options to purchase 250,000 shares of Common Stock)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,253,509 shares of Common Stock (including options to purchase 250,000 shares of Common Stock)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,253,509 shares of Common Stock (including options to purchase 250,000 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.53%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 707882106	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS George Soros
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,253,509 shares of Common Stock (including options to purchase 250,000 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,253,509 shares of Common Stock (including options to purchase 250,000 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,253,509 shares of Common Stock (including options to purchase 250,000 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.53%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 707882106	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS Robert Soros
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,253,509 shares of Common Stock (including options to purchase 250,000 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,253,509 shares of Common Stock (including options to purchase 250,000 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,253,509 shares of Common Stock (including options to purchase 250,000 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.53%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 707882106	SCHEDULE 13D/A	Page 5 of 8 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 18, 2014 (the "Original Schedule 13D" and together with this Amendment No. 1, the "Schedule 13D") with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Penn Virginia Corporation, a Virginia corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 3, 4, 5, 6 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used a total of approximately $29,184,100 (including brokerage commissions) in the aggregate to acquire the shares of Common Stock and options reported in this Schedule 13D.

The source of funding for the purchase of the Common Stock and options reported herein as beneficially owned by the Reporting Persons is the working capital of the Funds. The shares of Common Stock reported herein are or may be held from time to time in margin accounts established by the Funds with their respective brokers or banks and a portion of the purchase price for the Common Stock may be obtained through margin borrowing. Securities positions which may be held in the margin accounts, including the Common Stock, may be pledged as collateral security for the repayment of debit balances in the margin accounts.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

On June 25, 2014, SFM LLC sent a letter to the Issuer reiterating its view that the best path to maximize share value would be for the Issuer to be sold. It also expressed its disappointment with the Issuer's rejection of its suggestions that the Issuer provide additional financial incentives to its management team to align their interests with the Issuer's shareholders in the event of a sale. In the letter, SFM LLC also expressed its concern with what it believes to be the Issuer's recent missteps, including: (i) the recent investor presentation failures and the resulting decline in the price of the Common Stock; (ii) the Issuer's private offering of convertible preferred stock at a significant discount to inherent value, which diluted existing equity holders by approximately 21%; and (iii) the intended use of the proceeds from such offering. SFM LLC also noted that the board of directors of the Issuer has presided over a long period of decline in the share price, which further supported its view that the Issuer should pursue a sale. Finally, SFM LLC reserved the right to take any and all actions it believes necessary to ensure that shareholder value is not further eroded if the Issuer fails to pursue a sale. The foregoing summary of letter is qualified in its entirety by reference to the full text of the letter, a copy of which is attached hereto as Exhibit 4 and is incorporated by reference herein.

CUSIP No. 707882106	SCHEDULE 13D/A	Page 6 of 8 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a) – (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 6,253,509 shares of Common Stock (including options to purchase 250,000 shares of Common Stock), constituting approximately 9.53% of the Issuer's currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 65,596,359 shares of Common Stock outstanding as of May 2, 2014, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, filed with the SEC on May 12, 2014.

(i)	SFM LLC
	(a)	As of the date hereof, SFM LLC may be deemed the beneficial owner of 6,253,509 shares of Common Stock (including options to purchase 250,000 shares of Common Stock).
Percentage: Approximately 9.53% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 6,253,509 shares of Common Stock (including options to purchase 250,000 shares of Common Stock)
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 6,253,509 shares of Common Stock (including options to purchase 250,000 shares of Common Stock)
		4.	Shared power to dispose or direct the disposition: 0

(ii)	George Soros:
	(a)	As of the date hereof, George Soros may be deemed the beneficial owner of 6,253,509 shares of Common Stock (including options to purchase 250,000 shares of Common Stock).
Percentage: Approximately 9.53% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 6,253,509 shares of Common Stock (including options to purchase 250,000 shares of Common Stock)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 6,253,509 shares of Common Stock (including options to purchase 250,000 shares of Common Stock)

(iii)	Robert Soros:
	(a)	As of the date hereof, Robert Soros may be deemed the beneficial owner of 6,253,509 shares of Common Stock (including options to purchase 250,000 shares of Common Stock).
Percentage: Approximately 9.53% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 6,253,509 shares of Common Stock (including options to purchase 250,000 shares of Common Stock)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 6,253,509 shares of Common Stock (including options to purchase 250,000 shares of Common Stock)

CUSIP No. 707882106	SCHEDULE 13D/A	Page 7 of 8 Pages

(c) Other than the purchase of the call options described in Item 6 of this Amendment No. 1, no transactions in the Common Stock were effected by SFM LLC during the past sixty days. The purchases of such call options were effected in the open market.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

On June 6, 2014, SFM LLC purchased call option contracts on 250,000 shares of Common Stock with an expiration date of July 19, 2014 and a strike price of $17.00.

Other than the options and as otherwise reported in the Schedule 13D, the Reporting Persons have no contracts, arrangements, understandings or relationships with any persons with respect to securities of the Issuer.

Item 7.	EXHIBITS

Exhibit	Description
4	Letter, dated June 25, 2014.

CUSIP No. 707882106	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 25, 2014

SOROS FUND MANAGEMENT LLC

By:	/s/ Jay Schoenfarber
Name:	Jay Schoenfarber
Title:	Deputy General Counsel

GEORGE SOROS

By:	/s/ Jay Schoenfarber
Name:	Jay Schoenfarber
Title:	Attorney-in-Fact

ROBERT SOROS

By:	/s/ Jay Schoenfarber
Name:	Jay Schoenfarber
Title:	Attorney-in-Fact